ADITYA BIRLA GROUP

08003211

Ref: AM:PVK:1313:2008

Date: 5th June, 2008

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

SUPPL

RECEIVED
2008 JUN 12 A 10: 25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub:-	**Approval of Audited Financial Results of the Company for the Year ended 31st March, 2008, as per Clause 41 of the Listing Agreement.**

This is to inform you that a Meeting of the Board of Directors of the Company will be held on Friday, the 20th June, 2008, for consideration of the Audited Accounts of the Company for the Year ended 31st March, 2008 and Dividend for the Financial Year ended 31st March, 2008.

PROCESSED
JUN 17 2008
THOMSON REUTERS

This is for your kind information and approval.

Thanking you,

Yours faithfully,
for **Hindalco Industries Limited**

ANIL MALIK
Asst. Vice-President &
Company Secretary

END